Filed pursuant to Rule 424(b)(3)
Registration No. 333-132077

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 16, 2006)

OFFER TO EXCHANGE
Our
New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024
and an Exchange Fee
for any and all of our outstanding
1.75% Contingent Convertible Senior Subordinated Notes Due 2024
CUSIP Nos. 32051K AA4 and 32051KAB2

        This Prospectus Supplement supplements the Prospectus dated March 16, 2006, relating to the exchange offer described in the Prospectus. This Prospectus Supplement modifies and supersedes, as set forth below, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Prospectus Supplement. You should read this Prospectus Supplement in conjunction with the Prospectus. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" in the Prospectus.

        Except as set forth herein, all other terms of the exchange offer and the New Notes remain the same.

        We are extending the exchange offer in which we are offering to exchange New 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "New Notes") for the $150,000,000 principal amount of currently outstanding 1.75% Contingent Convertible Senior Subordinated Notes Due 2024 (the "Old Notes") and we are increasing the exchange fee to be paid to all holders validly exchanging Old Notes.

        The exchange offer is being extended until 5 p.m., EDT, on May 2, 2006, unless further extended or earlier terminated by us. The exchange offer was scheduled to expire at 5 p.m., EDT, on April 18, 2006. Holders must tender their Old Notes prior to the new expiration date if they wish to participate in the exchange offer.

        As consideration for exchanging the Old Notes for the New Notes, all holders validly exchanging Old Notes (including those holders that have already tendered their Old Notes and do not withdraw such Old Notes prior to the expiration date) will now receive a one-time exchange fee of $7.50 per $1,000 principal amount of the Old Notes exchanged. The exchange fee will be payable to such holders of Old Notes on the exchange date, which will be promptly after the expiration date.

        In addition, we hereby waive the minimum tender condition to the exchange offer, which required a minimum of $112.5 million in aggregate principal amount of the Old Notes to be validly tendered prior to the expiration of the exchange offer.

        The exchange offer now expires at 5:00 p.m., New York City time, on May 2, 2006, unless further extended or earlier terminated by us, which date we refer to as the expiration date.

        Neither our Board of Directors, the Dealer Manager nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for New Notes.

        See "Risk Factors" beginning on page 13 of the Prospectus for a discussion of issues that you should consider with respect to the exchange offer and investing in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Dealer Manager for the Exchange Offer is:

The date of this Prospectus Supplement is April 19, 2006